Katherine A. Beck

Tel 602.445.8349

Fax 602.445.8729

Email: beckk@gtlaw.com

October 18, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, NE

Washington, D.C. 20549

Attention:	Thomas Jones / Geoff Kruczek, Legal

Charles Eastman / Andrew Blume, Accounting

Re:	Adamas One Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed September 14, 2022 File No. 333-265344

Ladies and Gentlemen:

On behalf of Adamas One Corp., a Nevada corporation (the “Company”), we express our appreciation for your prompt review of the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 14, 2022. Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we are concurrently herewith filing with the Commission, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), together with responses to the comment letter addressed to John G. Grdina, President and Chief Executive Officer of the Company, dated September 26, 2022 (the “Comment Letter”), provided by the staff (the “Staff”) of the Commission. Amendment No. 2 reflects revisions made in response to the Comment Letter.

The Company’s responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The numbers of the Company’s responses coincide with the comment numbers set forth in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed September 14, 2022

Cover Page

1.	Staff Comment: We note your response to prior comment 8. As previously requested, clarify what do you mean by "after the closing of this initial public offering."

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Company Response: The Company respectfully advises the Staff that “after the closing of this initial public offering” means after the closing of the sale of the 3,150,000 shares of the Company’s common stock in the underwritten initial public offering. Pursuant to Section 1.1.2 of the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement, the closing date of the underwritten initial public offering will be the date of delivery and payment for the shares of common stock sold by the Company in the underwritten initial public offering. The Selling Stockholders will not sell or otherwise dispose of their shares until after such closing. The Company has added clarifying language on the cover page of the prospectus as well as in the “Selling Stockholders” section of Amendment No. 2.

2.	Staff Comment: Please expand your response to prior comment 2 to address the conversion price, which appears to be fixed at a discount to the as-yet undetermined public offering price, and the true-up provisions included in your exhibits.

Company Response: The Company has reviewed the Staff’s prior comments and the applicable Compliance and Disclosure Interpretations (“C&DIs”), and the Company respectfully submits that it does not believe that the requirements articulated in C&DI 139.11 are applicable to the Company’s transaction for the reasons outlined below.

A.       C&DI 139.11 Not Applicable

The requirement outlined in C&DI 139.11 is that a private placement must be completed before a resale registration statement is filed. By its terms, C&DI 139.11 applies only to PIPE transactions where the securities to be offered pursuant to a resale registration statement (or securities convertible into such securities) have not yet been sold or issued to the selling stockholders at the time the resale registration statement is filed. In contrast, the Company’s private placements of the 2022 Convertible Note, 2022 Noteholder Warrant, and 2021 Convertible Notes and related incentive shares have closed and all of the convertible notes, warrants, and/or incentive shares have been issued and sold to the Selling Stockholders. Therefore, C&DI 139.11 does not apply to the Company’s transaction.

C&DI 139.11 addresses a specific scenario involving a PIPE transaction in which the closing of the private placement does not take place until after the filing of the resale registration statement and is contingent upon the effectiveness of the resale registration statement. In such a scenario, where the closing of a private placement takes place after, rather than before, the filing and effectiveness of a resale registration statement, C&DI 139.11 laid out certain requirements that would allow the PIPE transaction to be deemed “constructively” completed for purposes of Rule 152 at the time the resale registration statement is filed and before the PIPE transaction actually closes.

In the scenario outlined in C&DI 139.11, where the PIPE transaction closes after effectiveness of the resale registration statement, no securities have been sold or issued to investors at the time the resale registration statement is filed even though a purchase agreement to buy and sell the securities is signed. In such case, the investors’ obligation to close is contingent on the effectiveness of the resale registration statement, and if such registration statement is not declared effective, the closing condition is not satisfied and the investors can walk away from the transaction, with the result that there is never any closing and no securities may ever be issued or sold pursuant to the purchase agreement.

In light of such a contingency, in order for a PIPE transaction to be deemed “constructively” completed prior to the sale or issuance of securities, C&DI 139.11 provides that the investor must be at market risk at the time the resale registration statement is filed. In the context of a transaction where the actual sale or issuance of securities has not yet occurred at the time the resale registration statement is filed, this means that the investor must be irrevocably bound to purchase the securities, subject only to the effectiveness of the registration statement or other conditions outside the investor’s control, and that the number of securities and the purchase price must be set in the purchase agreement and may not be contingent on the market price at the time of effectiveness of the registration statement or thereafter.

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In contrast to the type of transactions contemplated by C&DI 139.11, the Company’s private placements are actually, rather than constructively, complete. The closing of the private placement of the 2022 Convertible Note and 2022 Noteholder Warrant occurred on August 23, 2022, and the 2022 Convertible Note and 2022 Noteholder Warrant were sold and issued in connection therewith. The closings of the private placement of the 2021 Convertible Notes occurred on varying dates from April 2021 to December 2021, with the sale and issuance of the 2021 Convertible Notes and the related incentive shares being sold and issued in connection therewith. The Company entered into numerous extension agreements to the 2021 Convertible Notes occurring from March 2022 to July 2022, and in each case the related additional incentive shares were issued in connection therewith. The Company entered into a consulting agreement with the Consultant on June 3, 2021, pursuant to which Company then issued shares to the Consultant as compensation for consulting services provided. The Company entered into numerous amendments to such consulting agreement from March 2022 to July 2022, pursuant to which the Company then issued additional shares as compensation to the Consultant. In each case, the shares of common stock or convertible securities were issued and sold prior to the filing of the Company’s Registration Statement in which such securities or the shares underlying such convertible securities were included for resale. In each case, a specific number of securities were issued and/or sold to the Selling Stockholders. Any additional securities that may be issued to one of the Selling Stockholders (i.e., the 2022 Noteholder) after such closings as a result of the initial public offering price and/or applicable adjustment provisions would not constitute additional sales of securities taking place after the effectiveness of the Registration Statement. Any such additional securities would be issued to the Selling Stockholder for no additional consideration and would not require any additional investment decisions by such Selling Stockholder. The Company respectfully advises the Staff that while the shares of our common stock held by the other Selling Stockholders (i.e., the Investors and the Consultant) were previously subject to applicable true-up and/or guaranteed return provisions, the agreements with each such Investor and the Consultant were subsequently amended to delete such true-up and guaranteed return provisions in connection with the repayment of the 2021 Convertible Notes and the termination of consulting services, respectively. These amendments (or the forms thereof) have been filed as Exhibits 10.9(t), 10.9(u), and 10.20(f) to Amendment No. 2.

Because the private placements with the Selling Stockholders have actually closed prior to the Registration Statement being filed, such Selling Stockholders cannot choose to terminate their purchase agreements and walk away, nor are they entitled to receive a refund of any portion of the purchase price paid by them at their respective closings. Thus, the Selling Stockholders are exposed to economic and other risks associated with the Company and its business, including the risk of insolvency and bankruptcy, to the same extent as any other stockholder of the Company. As a result, the Selling Stockholders were at substantial market risk in respect of their investments as of the closing of each of their respective transactions.

Furthermore, although the 2022 Noteholder’s exposure to certain issuances of securities by the Company is mitigated by the adjustment provisions, the risks are not completely eliminated. With respect to the common stock issuable upon conversion of the 2022 Convertible Note, the number of shares issuable upon such conversion and the conversion price thereof are subject to adjustment only upon the occurrence of certain specified events prior to the date that the 2022 Convertible Note is repaid in full or is converted into shares of common stock, but not thereafter. Likewise, because the number shares issuable upon exercise of the 2022 Noteholder Warrant is calculated based on a percentage of the number of shares issuable upon conversion of the 2022 Convertible Note, the risks related to the 2022 Noteholder Warrant are similarly mitigated. After conversion of the 2022 Convertible Note, such note conversion shares and warrant shares are not subject to any further adjustments and are fully subject to market risk. In addition, such adjustments will occur only as a result of certain transactions by the Company, including a subsequent financing by the Company at a per share price less than the conversion price then in effect, the issuance of stock options by the Company at a per share price less than the conversion price then in effect, the issuance of convertible securities by the Company for which the conversion price per share is less than the conversion price then in effect for the 2022 Convertible Note, and other Company issuances of securities. Such adjustments do not protect the shares issuable upon conversion of the 2022 Convertible Note and upon exercise of the 2022 Noteholder Warrant from potential market price declines in shares of the Company’s common stock sold in the open market following the closing of the initial public offering. The shares issuable upon conversion of the 2022 Convertible Note and exercise of the 2022 Noteholder Warrant will be fully at market risk with respect to such market price declines.

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Consequently, for the reasons outlined above, the Selling Stockholders were at substantial market risk in respect of their investments as of their respective closings, the Selling Stockholders will continue to be at market risk after such closings, and such closings were completed prior to the filing and effectiveness of the Registration Statement.

B.       C&DI 139.10 Applicable

The Company believes that C&DI 139.10 does apply to its transaction. Unlike C&DI 139.11, which contemplates a transaction where all of the securities convertible into common stock to be sold pursuant to a resale registration statement are sold to stockholders in a private placement that is contingent upon the effectiveness of the resale registration statement, C&DI 139.10 contemplates a transaction where all of the securities convertible into common stock to be sold pursuant to a resale registration statement are sold to stockholders in a private placement that closes prior to the filing of such resale registration statement. C&DI 139.10 provides that, in such a transaction, the company may file, prior to the conversion, a registration statement for the resale of the common stock issuable upon conversion of the outstanding convertible securities, even if the securities are convertible into common stock using a conversion ratio based on the company’s common stock trading price at the time of conversion.

While C&DI 139.10 does not expressly provide as such, the guidance is presumably based on the Staff’s conclusion that the private placement described in 139.10 is completed at the time the registration statement is filed, despite the potential subsequent adjustments to the number of shares that may be issued upon conversion of the convertible security based on the trading price of the common stock at the time of conversion. In other words, the possibility of a post-filing adjustment to the number of shares issuable upon conversion of the convertible security does not mean that the private placement is not completed before the filing.

Similar to the scenario outlined in C&DI 139.10, the 2022 Convertible Note provides that the number of shares issuable upon conversion of the note is subject to adjustment based upon the occurrence of certain specified issuances of securities by the Company prior to the date that the 2022 Convertible Note is repaid in full or is converted into shares of common stock. Likewise, the number of shares issuable upon exercise of the 2022 Noteholder Warrant would also be adjusted since such number of shares is calculated based on a percentage of the number of shares issuable upon conversion of the 2022 Convertible Note. Similar to adjustments to the conversion ratio of convertible securities based on trading price at the time of conversion, as contemplated by C&DI 139.10, any additional securities that may be issued to the 2022 Noteholder under the 2022 Convertible Note and 2022 Noteholder Warrant would be issued for no additional consideration and would not require any additional investment decisions by the 2022 Noteholder, as noted above.

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For the reasons outlined above, the Company believes that the Company’s transaction is similar to the transaction discussed in C&DI 139.10, and consequently, the Company’s private placements were completed at the time the Registration Statement was filed despite any post-effectiveness adjustments.

In addition, C&DI 139.10 provides that a company may not register for resale an indeterminate number of shares resulting from operation of a conversion formula. Instead, a company must make a good-faith estimate of the number of shares that it may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, the company must file a new registration statement to register the additional shares, assuming the selling securityholder desires to sell those additional shares. As outlined by C&DI 139.10, the Company has made a good-faith estimate of the number of shares that it may issue upon conversion of the 2022 Convertible Note and upon exercise of the 2022 Noteholder Warrant based on principal and accrued interest outstanding as of August 23, 2023, the maturity date of the 2022 Convertible Note, and a conversion price based on an assumed initial public offering price of $4.75 per share. If the number of shares registered in the Registration Statement is less than the actual number of shares issued to the 2022 Noteholder upon conversion of the 2022 Convertible Note and exercise of the 2022 Noteholder Warrant, the Company understands that it will need to file a new registration statement to register the resale of such additional shares.

Inflationary Pressures, page 48

3.	Staff Comment: We note your revisions in response to prior comment 3. Please expand to identify the "industrial equipment, raw materials, services, and shipping" materials whose costs have increased and quantify the amount of the increase and impact on your business, results of operation and liquidity.

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure under “Inflationary Pressures” to identify the industrial equipment, raw materials, services, and shipping materials whose costs have increased and to what extent. However, the Company is unable to quantify the amount of the increase and impact on its business, results of operation, and liquidity because the Company only recently commenced sales of its products and has no prior amounts with which to quantify the impact that such increases have had or may have.

Principal Stockholders, page 80

4.	Staff Comment: Please identify the natural person(s) who have or share voting and/or dispositive powers with respect to the shares held by the entities listed in the table here and the table on page 82.

Company Response: Pursuant to the Staff’s request, the Company has identified the natural person(s) who have or share voting and/or dispositive powers with respect to the shares held by the entities listed in the tables in the “Principal Stockholders” and “Selling Stockholders” sections.

Selling Stockholders, page 81 (now page 82)

5.	Staff Comment: Please revise the disclosure to clarify the relationship between Target Capital 3 LLC and Alchemy Advisory LLC. In this regard, it appears from: (1) page 5 of the amended side letter agreement filed as exhibit 10.19(N) that Dmitriy Shapiro is the managing partner of Target Capital 3 LLC; and (2) page 4 of the amended consulting agreement filed as exhibit 10.20(E) that Dmitriy Shapiro is the founder of Alchemy Advisory LLC.

Company Response: Pursuant to the Staff’s request, the Company has added disclosure in the “Selling Stockholders” and “Description of Securities” sections to clarify the relationship between Target Capital 3, LLC and Alchemy Advisory, LLC.

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6.	Staff Comment: Please disclose the material terms of the fifth extension agreement with Target Capital 3, LLC filed as exhibit 10.9(i) and the amended consulting agreement with Alchemy Advisory LLC filed as exhibit 10.20(E), such as the "True-Ups" provisions in section 5 of exhibit 10.9(i) and 10.20(E).

Company Response: Pursuant to the Staff’s request, the Company has added additional disclosure in Amendment No. 2 to disclose the material terms of the extension agreements related to the 2021 Convertible Notes and the amendments related to the consulting agreement, most notably the true-up and guaranteed return provisions contained therein. However, the Company respectfully advises the Staff that while the shares of our common stock held by the Investors and the Consultant were previously subject to such true-up and/or guaranteed return provisions, the agreements with the Investors and the Consultant were subsequently amended to delete such true-up and guaranteed return provisions in connection with the repayment of the 2021 Convertible Notes and the termination of consulting services, respectively. These amendments (or the forms thereof) have been filed as Exhibits 10.9(t), 10.9(u), and 10.20(f) to Amendment No. 2. The additional disclosures regarding the true-up and guaranteed return provisions can be found in the section entitled “Description of Securities.”

7.	Staff Comment: Please include footnotes to the table to disclose the amount of shares of common stock that each selling stockholder received as: (1) an additional incentive for their investment; and (2) an additional incentive for the execution of their extension agreements. In this regard, we note the disclosure in the fourth paragraph on page 87 about the issuance of shares of common stock as an additional incentive for investment and the issuance for shares of common stock for the execution of extension agreements.

Company Response: Pursuant to the Staff’s request, the Company has included footnotes to the table in the “Selling Stockholders” section to disclose the amount of shares of common stock that each selling stockholder received as (1) additional incentive for their initial investment, and (2) additional incentive for the execution of their extension agreements.

8.	Staff Comment: Please reconcile the information in note (3) on page 82 about 1,085,263 shares of common stock issuable upon conversion of a note with the reference to 1,145,556 shares of common stock issuable upon conversion of a note in the Calculation of Filing Fee Table filed as exhibit 107.

Company Response: The Company respectfully advises the Staff that the referenced 1,085,263 shares and 1,145,556 shares have been updated throughout Amendment No. 2 and the Calculation of Filing Fee Table to 1,165,264 shares and 1,230,000 shares, respectively. Pursuant to the disclosures made throughout Amendment No. 2, the reference to 1,165,264 shares of common stock issuable upon conversion of the 2022 Convertible Note was calculated based on an initial public offering price of $4.75 per share (the midpoint of the price range set forth on the cover of the prospectus), whereas pursuant to Footnote (3) to the Calculation of Filing Fee Table filed as Exhibit 107 to Amendment No. 2, the reference to 1,230,000 shares of common stock issuable upon conversion of the 2022 Convertible Note was calculated based on an initial public offering price of $4.50 per share (the low point of the price range set forth on the cover page of the prospectus). An initial public offering price of $4.50 per share (the low point of the price range set forth on the cover page of the prospectus), was used solely for the Calculation of Filing Fee Table to yield the highest number of shares that would be registered based on the price range given in the prospectus so that the Company would pay the highest registration fee possible to ensure that the ultimate number of shares registered and set forth in the final prospectus are covered by the filing fees paid by the Company. Similarly, the proposed maximum offering price per share of $4.00 for the 2022 Convertible Note set forth in the Calculation of Filing Fee Table filed as Exhibit 107 to Amendment No. 2 was calculated based on an initial public offering price of $5.00 per share (the high point of the price range set forth on the over page of the prospectus) to again yield the highest possible registration fee.

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October 18, 2022

* * * * *

Please note that the Company has included certain changes reflected in Amendment No. 2 other than those in response to the Staff’s comments.

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (602) 445-8349 or Raymond A. Lee of our office at (949) 732-6510.

Very truly yours,

/s/ Katherine A. Beck

Katherine A. Beck

Shareholder

cc:	John G. Grdina, Adamas One Corp.

Raymond A. Lee, Greenberg Traurig, LLP

John A. Shumate, Greenberg Traurig, LLP

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